Insight Securities, Inc.

Financial Report

June 30, 2022

Filed as PUBLIC information Rule 17a-5(d) Under the Securities Exchange Act of 1934.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16247

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __07/01/21__ AND ENDING __06/30/22__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Insight Securities, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

600 Central Avenue, Suite 293
(No. and Street)

Highland Park	**Illinois**	**60035**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Carlos Legaspy	**(224) 632-4700**	Carlos@Insightamericas.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Phillip V. George, PLLC
(Name – if individual, state last, first, and middle name)

5179 CR 1026	**Celeste**	**TX**	**75423**
(Address)	(City)	(State)	(Zip Code)
02/24/2009		**3366**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Carlos Legaspy _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Insight Securities, Inc. _____, as of JUNE 30 _____, 2022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



DANA ADKINS
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
October 08, 2023

Notary Public

Signature: _____

Title: _____
CEO

This filing** contains (check all applicable boxes):
- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Contents



PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Insight Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Insight Securities, Inc. as of June 30, 2022, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Insight Securities, Inc. as of June 30, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Insight Securities, Inc.'s management. Our responsibility is to express an opinion on Insight Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Insight Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

We have served as Insight Securities, Inc. auditor since 2022.

Celeste, Texas
September 27, 2022

1

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

Insight Securities, Inc.
STATEMENT OF FINANCIAL CONDITION
June 30, 2022

ASSETS

Cash	$ 809,103
Receivable from clearing broker-dealers	365,437
Clearing deposit	100,000
Receivable from Parent – income taxes	711,008
Other assets	121,260
TOTAL ASSETS	**$2,106,808**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable	$ 146,504
Accrued compensation and related costs	691,840
Accrued expenses	194,357
Total liabilities	1,032,701
Stockholder's equity	
Class A voting stock, $10 par value, 4,000 shares authorized, 2,100 shares issued and outstanding	21,000
Class B non-voting stock, $10 par value, 6,000 shares authorized, 2,847 shares issued and outstanding	28,470
Additional paid-in capital	2,466,267
Accumulated deficit	(1,441,630)
Total stockholder's equity	1,074,107
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$2,106,808**

The accompanying notes are an integral part of this statement.

NOTE A – ORGANIZATION AND NATURE OF BUSINESS

Insight Securities, Inc. (the Company), was organized in 1970 as a Delaware corporation and is a wholly-owned subsidiary of Intelligenics, Inc. (the Parent), a Delaware corporation organized in 2012. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and as a registered investment advisor. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investors Protection Corporation (SIPC).

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. For the Company's other business activities, it is considered a Non-Covered Firm exempt from 17 C.F.R. §240.15c3-3. The Company does not hold customer funds or securities, carry accounts for customers or carry PAB accounts (as defined in Rule 15c3-3).

The Company's operations consist primarily of providing securities, mutual fund, and insurance brokerage and investment advisory services to individuals located throughout the United States. The Company's corporate offices are located in Highland Park, Illinois. The Company has 15 branch offices located in California, Florida, Illinois, Iowa, Massachusetts, New York, Pennsylvania and Texas.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flows

Certain balances for 2021 have been reclassified to conform to the 2022 presentation for the statement of cash flows.

Financial Instruments Owned

Proprietary securities transactions are recorded on the trade date. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions and the related revenue and expense are recorded on the trade date.

Securities and derivative positions are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement.*

Revenue Recognition

Significant Judgements

Revenue from contracts with customers includes commission income and investment advisory fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Securities commissions.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Securities commissions also include interest rebates on customer accounts and other revenue related to customer accounts which is recorded on the trade date.

Mutual Fund and Insurance Commissions.

The Company enters into arrangements with pooled investment vehicles (funds) to distribute shares to investors and insurance companies to issue variable annuity contracts. The Company may receive distribution and variable annuity fees paid by the funds and insurance companies up front, over time, upon the investor's exit from the fund and annuity contract (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities or variable annuity contracts to investors and as such this is fulfilled on the trade date or variable annuity funding date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares or annuity contracts at future points in time as well as the length of time the investor remains in the fund and annuity contracts, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and annuity contracts and the investor activities are known, which are usually monthly or quarterly. Distribution and variable annuity fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Investment Advisory Fees

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Income Taxes

The Company is included in the consolidated federal and state income tax returns of its Parent. Federal and state income taxes are recorded using the separate company method to comply with financial reporting rules. Any resulting provision or benefit for income taxes realized by the Company is recorded as a receivable from or payable to the Parent.

Rights and Preferences of Equity Classes

The Company's Stockholder's Equity contains shares of Class A and Class B stock. The only difference between the two classes of stock is the voting rights. Class A is voting and Class B is non-voting. All outstanding stock is wholly-owned by the Parent.

Foreign Currency Transactions

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income.

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2022, the Company had net capital of $241,639, which was $141,639 in excess of its required net capital of $100,000. The Company's net capital ratio was 4.27 to 1.

NOTE D - INCOME TAXES

The Company is included in the consolidated federal and state income tax returns filed by its Parent. Federal and state income taxes are recorded using the separate company method to comply with financial reporting rules. Any resulting provision or benefit for income taxes realized by the Company is recorded as a receivable or payable to the Parent. The Company has a receivable from Parent totaling $711,008 for current and prior years separate federal and state income taxes, of which $533,256 and $177,752 relate to federal and state income taxes, respectively. The current provision for income taxes totals $218,597, of which $163,938 and $52,659 relate to federal and state income taxes, respectively.

NOTE E - RELATED-PARTY TRANSACTIONS

The Company and the Parent are under common control and the Company is economically dependent on its Parent. The existence of that control and dependency creates operating results and financial position significantly different than if the Companies were autonomous. Transactions between the Company and the Parent were not consummated on terms equivalent to arm's length transactions.

The Company and the Parent have entered into a Services Agreement (Services Agreement) as of July 1, 2013. The Agreement was for an initial one-year term and is automatically renewable unless canceled by either Party. The Agreement has automatically renewed through July 1, 2023. Under the Agreement, the Parent provides management and back-office services required by the Company, including, but not limited to office and secretarial services, accounting oversight, use of office facilities and equipment, health insurance and related employee benefits, liability insurance and other indirect expenses of operations. Fees under the Agreement totaled $308,674 for the year ended June 30, 2022, which is included in occupancy and other office expenses in the accompanying statement of operations.

The Parent reimbursed the Company $220,000 for the Parent's share of allocable expenses incurred by the Company during the year. The Company reduced other expenses in the accompanying statement of operations for these reimbursements.

The Company leases office furniture and equipment on a month-to-month basis from an affiliate related through common ownership. Office furniture and equipment rental expense under this arrangement totaled $208,400 for the year ended June 30, 2022, which is included in occupancy and other office expenses in the accompanying statement of operations.

The Company has $711,088 receivable from the Parent for federal and state income taxes receivable at June 30, 2022.

NOTE F – TRANSACTIONS WITH CLEARING BROKER-DEALERS

The Company has clearing agreements with two national clearing broker-dealers to provide clearing, execution and other related securities services. There is a minimum clearing and execution fee of $10,000 per month under one of the agreements. The agreements also require the Company to maintain a minimum of $100,000 and $10,000 in deposit accounts with the clearing broker-dealers.

NOTE G – CONTINGENCIES

The Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The Company had one open arbitration claim filed against it at June 30, 2022 related to the its activities in the securities industry. The arbitration claim seeks damages of an unknown amount. The Company intends to vigorously defend itself against this action; however, the ultimate outcome of this and any other actions against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company. The Company has insurance for up to $1,000,000 per claim to protect itself against matters of this nature. The Company has accrued $35,000 as a reserve for losses, which is included in accrued expenses in the accompanying statement of financial condition. Management does not believe the eventual outcome of the open arbitration claim will have an additional material adverse effect on the Company's financial statements.

NOTE H – OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution and settlement of customer securities transactions on a fully disclosed basis with its clearing broker-dealers. The clearing broker-dealers carry accounts of the Company's customers and are responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill their contractual obligations wherein the clearing broker-dealers may charge any losses they incur to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealers.

At various times during the year the Company maintains cash balances at one national bank in excess of federally insured amounts. Cash balances fluctuate on a daily basis. At June 30, 2022, the uninsured balance totaled $277,811.

The Company has cash, commissions receivable, and a clearing deposit held by and due from one of its clearing broker-dealers totaling $674,609, or approximately 32% of total assets, at June 30, 2022.

From time to time, the Company may sell securities short, which involves an obligation to purchase such securities at a future date. The Company's risk of loss is normally limited to increases in fair values of uncovered positions. There were no such transactions outstanding at June 30, 2022.

NOTE I – EMPLOYEE BENEFIT PLAN

Effective January 1, 2011, the Company adopted a 401(k)-retirement savings and profit-sharing plan (Plan). Employees above the age of 21, are eligible to participate in the Plan upon joining the firm and attaining one year of eligibility. The Company's matching and profit-sharing contributions are discretionary, are determined each year by the Company, and are 100% vested at all times. There were no employee matching or profit sharing contributed during the year ended June 30, 2022.

NOTE J - SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to June 30, 2022, and through September 26, 2022, the date which the financial statements were available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of June 30, 2022.

Subsequent to June 30, 2022, there was an additional arbitration claim filed against the Company related to the its activities in the securities industry. This arbitration claim seeks damages of an unknown amount and the Company intends to vigorously defend itself against this action.

The Parent sold a 49% ownership interest to two unrelated outside parties in September 2022.